

ATES
IGE COMMISSION
, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NCB INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET
(No. and Street)

CHICAGO,	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON MALKIN **(312) 362-4686**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ryan & Juraska, Certified Public Accountants
(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

NCB INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended December 31, 2001

OATH OR AFFIRMATION

I, _________JASON MALKIN____________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___NCB INVESTMENTS, INC._____, as of _December 31, 2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



OFFICIAL SEAL
ALAN R JURASKA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04

(2/14/02)
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312)922-0062
FAX: (312)922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of NCB Investments, Inc.:

We have audited the accompanying statement of financial condition of NCB Investments, Inc., as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NCB Investments, Inc as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



Chicago, Illinois
February 8, 2002

NCB INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	127,543
Securities owned, at market		
Long stocks		771,581
Long options		5,015,230
Securities owned, not readily marketable		10,000
Membership in exchange, at cost (market value $365,000)		355,000
Equipment at cost, less accumulated depreciation of $4,962		9,923
Total assets	$	6,289,277

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at market		
Short stocks	$	894,164
Short options		468,890
Payable to broker dealer		3,185,644
Accounts payable and accrued expenses		25,768
		4,574,466
Common stock-no par value, shares authorized 60,000; issued and outstanding 4,950 shares		495,000
Additional paid-in-capital		1,600,000
Retained earnings (deficit)		(380,189)
		1,714,811
Total liabilities and shareholder's equity	$	6,289,277

The accompanying notes are an integral part of these financial statements.

NCB INVESTMENTS, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues:	
Trading gains (losses)	$ (122,397)
Interest and dividends	22,541
Exchange membership lease income	26,535
	(73,321)
Expenses:	
Employee compensation and benefits	86,993
Interest and dividends	33,581
Commissions, brokerage and regulatory fees	49,353
Depreciation	4,962
Office expenses	12,140
Professional fees	119,839
	306,868
Net Loss	$ (380,189)

The accompanying notes are an integral part of these financial statements.

NCB INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder Equity
Balance at December 31, 2000				
Issuance of 4,950 shares	$ 495,000	$ 1,600,000		$ 2,095,000
Net (loss)			$ (380,189)	$ (380,189)
Balance at December 31, 2001	$ 495,000	$ 1,600,000	$ (380,189)	$ 1,714,811

The accompanying notes are an integral part of these financial statements.

NCB INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Operating activities:	
Net (loss)	$ (380,189)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	4,962
Increase in securities	(5,796,811)
Increase in securities sold not yet purchased	1,363,054
Increase in payable to brokers and dealer	3,185,644
Increase in accounts payable and accrued expenses	25,768
Net cash used in operating activities	(1,597,572)
Investing activities:	
Purchase of exchange membership	(355,000)
Purchase of equipment	(14,885)
Net cash used in investing activities	(369,885)
Financing activities:	
Proceeds of issuance of capital stock	2,095,000
Net cash from financing activities	2,095,000
Net decrease in cash	127,543
Cash at the beginning of the year	0
Cash at the end of the year	$ 127,543

The accompanying notes are an integral part of these financial statements.

NCB INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

NCB Investments, Inc. (the Company), was organized in the State of Michigan as a corporation on May 11, 2001. The Company is a registered securities broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange. The Company engages in the proprietary trading of exchange-traded equity securities, equity options and index options.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the settlement date basis. Generally Accepted Accounting Principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2001, nor material to the results of its operations for the year then ended.

Office Equipment

Office equipment is carried at cost and depreciation is computed by the 200 percent declining balance method over the estimated useful life of the equipment.

Income taxes

For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Therefore, no income tax is provided in the Company's financial statements.

NCB INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2001

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

NOTE 2 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $ 100,000. At December 31, 2001 the Company had net capital and net capital requirements of $ 714,894 and $ 100,000, respectively.

NOTE 3 – TRADING ACTIVITIES

The Company trades in exchange traded equities and equity options contracts. The net trading loss from these activities for the year ended December 31, 2001 was $ 171,750.

The fair value of derivatives represents long and short options contracts at market value. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2001, as well as the approximate quarterly average fair values of derivatives held during 2001:

	December 31, 2001	Average During 2001
Options held	$ 5,000,000	$ 3,000,000
Options written	$ 500,000	$ 300,000

NCB INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2001

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk which include exchange-traded equity options contracts and short stocks.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes. Risk arises from the potential inability of counter parties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2001, the contract or notional amounts of derivative financial instruments used for trading purposes were as follows:

	Millions
Options held	$ 56
Options written	$ 28

In management's opinion, the market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

At December 31, 2001, a significant credit concentration consisted of the total net equity of the Company with the Company's clearing broker, First Options of Chicago, Inc. (FOC). Management does not consider any credit risk associated with this net receivable to be significant.

NOTE 5 – CLEARING AGREEMENT

The Company has a Joint Back Office (JBO) clearing agreement with FOC. As part of this agreement, the Company has invested $10,000 in the preferred shares of FOC. The Company's investment in FOC is reflected as securities owned not readily marketable in the statement of financial condition. Under the rules of the Chicago Board Options Exchange (the "CBOE"), the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with FOC, exclusive of the preferred stock investment.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NCB INVESTMENTS, INC. **As of December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,714,811	[3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			$ 1,714,811	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 1,714,811	[3530]
6.	Deductions and/or/changes				
	A. Total non-allowable assets from Statement of Financial Condition	$ 374,923	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities: proprietary capital charges		[3600]		
	D. Other deductions and/or charges		[3610]	(374,923)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net capital before haircuts on securities positions			$ 1,339,888	[3640]
9.	Haircuts on securities (computed, where applicable), pursuant to 15c3-1 (f):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				
	1. Exempted securities	0	[3735]		
	2. Debt securities	0	[3733]		
	3. Options	624,994	[3730]		
	4. Other securities		[3634]		
	D. Undue Concentration		[3650]		
	E. Other (list)		[3736]	(624,994)	[3740]
10.	Net Capital			$ 714,894	[3750]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NCB INVESTMENTS, INC. **as of December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)			0	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			100,000	[3760]
14.	Excess net capital (line 10 less 13)			614,894	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			714,894	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 0	[3790]
17.	Add:				
	A. Drafts for immediate credit	$ 0	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	[3810]		
	C. Other unrecorded amounts (List)	$ 0	[3820]	$ 0	[3830]
19.	Total aggregate indebtedness			$ 0	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% .00	[3850]
21.	Percentage of debt to equity total computed in accordance with Rule 15c3-1(d)			% .00	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ 0	[3760]
25.	Excess net capital (line 10 less 24)	$ 0	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or 120,000	$ 0	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NCB INVESTMENTS, INC.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period		$	[4240]
	A. Net income (loss)		(380,189)	[4250]
	B. Additions (includes non-conforming capital of	$ 0 {4262}	2,095,000	[4260]
	C. Deductions (includes non-conforming capital of	$ 0 {4272}		[4270]
2.	Balance, end of period (From item 1800)		$ 1,714,811	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance beginning of period	0	[4300]
	A. Increases	0	[4310]
	B. Decreases	0	[4320]
4.	Balance, end of period (From item 3520)	0	[4330]

NCB INVESTMENTS, INC.

ADDENDUM TO
FINANCIAL AND OPERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
December 31, 2001

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2001:

Net capital per unaudited FOCUS report	$ 735,419
Accrued expenses	(20,525)
Net capital per audited FOCUS report	$ 714,894

NCB INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3

December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

NCB INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3

December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312)922-0062
FAX:(312)922-0672

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the shareholder of NCB Investments, Inc.:

In planning and performing our audit of the financial statements of NCB INVESTMENTS, INC. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications, and comparison, and the recitation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve Commission; (3) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by the Rule 15c3-3; and (4) in making the periodic computations of the reserve required by Rule 15c3-3 (e), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an

internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Chicago, Illinois
February 8, 2002